SECU 18004852

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGETRADER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PINE STREET, #501
(No. and Street)

SAN FRANCISO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

ONE MARKET, LANDMARK, SUITE 620 (Address) SAN FRANCISO (City) CA (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Mark Bold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGETRADER, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

REBECCA I.M. HINOJOSA
NOTARY PUBLIC • STATE of UTAH
COMMISSION NO. 691442
COMM EXP. 09-26-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition as of December 31, 2017	2
Notes to Financial Statement	3 - 9

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2006.]

EISNERAMPER LLP
San Francisco, California
February 22, 2018

SAGETRADER, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	417,053
Receivable from clearing broker		276,639
Reimbursed expenses receivable from customers		458,951
Deposit with clearing broker		2,774,287
Prepaid expenses, deposits and other		69,937
Office equipment, net		8,915
Total assets	$	4,005,782

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	2,468,126
Notes payable to related parties		200,000
Total liabilities		2,668,126
Member's equity		1,337,656
Total liabilities and member's equity	$	4,005,782

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA") and, is a member of the BATS Exchange, the BZX Exchange, the BYX Exchange, the EDGA Exchange, the EDGX Exchange, NYSE ARCA and, Nasdaq.

The Company has four correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI"), (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and, (4) Lek Securities ("LEK") (collectively, the "Clearing Brokers"). All four provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these four Clearing Brokers.

During 2017, the Company maintained a futures introducing broker agreement with Wedbush Securities Inc. Futures Division.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $106,724. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

SAGETRADER, LLC
Notes to Statement of Financial Condition
December 31, 2017

Revenue Recognition and Receivables

Commissions and Interest Revenue are generated through customer accounts carried at the introduced Clearing Brokers.

Commission Revenue is reported by the Clearing Brokers and recorded on a trade date basis as transactions occur. In addition, the Company has upgraded its order routing infrastructure to generate Commission equivalent Revenue from Riskless Principal Net Trading transactions. Riskless Principal Net Trading revenue is generated by executing customer orders as principal at or better than the customers limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Interest revenue is the difference between what the clearing brokers charge the Company on aggregated customer balances and the amount charged to the customer accounts.

Routing and commission sharing income is ancillary income paid to the Company for volume related discounts, smart order routing, fee offsets, and commissions that are generated through commission sharing agreements and other agreements with a number of broker-dealers.

Receivables include Commission and Interest amounts due from clearing brokers and reimbursed expenses receivable from customers which represents costs invoiced to the customers. The company believes all amounts are fully collectible.

In May 2014, the FASB issued new accounting guidance, Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date of the standard. The Company has evaluated the new guidance and does not expect the adoption of the new standard to have significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

SAGETRADER, LLC
Notes to Statement of Financial Condition
December 31, 2017

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments

The below table discloses the fair value hierarchy of financial instruments:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	417,053	417,053	-	-	417,053
Receivable from clearing brokers	276,639	-	276,639	-	276,639
Reimbursed expense receivables from customers	458,951	-	458,951	-	458,951
Commission receivable	-	-	-	-	-
Deposit with clearing broker	2,774,287	-	2,774,287	-	2,774,287
TOTALS	3,926,930	417,053	3,509,877	-	3,926,930
LIABILITIES					
Accounts Payable and accrued expenses	2,468,126	-	2,468,126	-	2,458,120
Note payable to related parties	200,000	-	200,000	-	200,000
TOTALS	2,668,126	-	2,668,126	-	2,658,120

2. Credit Risk

For the year ended December 31, 2017 the top five (5) customers accounted for approximately 49% of commissions from customer accounts. For the year, one customer accounted for 20% of commission revenue.

Reimbursed expenses receivable from customers consist of clearance fees, trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. The vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. The company uses technology developed in 2015, along with information obtained from trading platform and software vendors to track and charge some of these clearance, platform, data, and execution fees prior to month end which allows the company to manage the amount of carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had equity of $1,337,655 and net capital of $794,852 after deductions for non-allowable assets. Net capital was $616,977 in excess of its required net capital of $177,875. The Company's aggregate indebtedness to net capital ratio was 3.36 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

The Company initially leased office space from 34th Street Suites, LLC in New York commencing on July 2, 2014 A renewal lease was signed on November 1, 2015 that was set to expire on September 30, 2016 but which was amended on March 4, 2016 due to an expansion to a larger space. The expiration of this current amended agreement was to February 28, 2017 which automatically renewed for a one year until February 28, 2018. The Company is looking for new office space in New York and will operate on a month to month lease with 34th Street Suites, LLC until new space is found or the current lease is renewed.

Total rent paid to 34th Street Suites, LLC in 2017, under the different leases and amended leases was $90,151.

On May 1, 2014, the Company subleased its main office space in San Francisco from an entity in which members in the parent have interests. This sub-lease expired on July 31, 2017. On July 1, 2017 The Company entered directly into a new lease with 340 Pine Street, LLC terminating on July 31, 2021.

Total sub-lease payments (less reimbursement for internet) through July 2017 were $64,414. The Company paid 340 Pine Street, LLC $76,633 and received $39,763 from four sub-leases.

The future minimum lease payments are as follows:

- New York
  - 2018 month to month at a rate of — $ 7,560
- San Francisco (exclusive of any sublease payments)
  - January 1, 2018 – July 31, 2018 — $107,287
  - August 1, 2018 – July 31, 2019 — $189,438
  - August 1, 2019 – July 31, 2020 — $195,122
  - August 1, 2020 – July 31, 2021 — $200,974

6. Regulatory

In 2017 the Company received a number of confidential requests from the SEC for account documentation and order/trade data for particular customer accounts. The Company responded accordingly and has received no further requests or communications.

In April 2017, FINRA Market Regulation accepted a Letter of Acceptance, Waiver and Consent ("AWC") No. 20160498973-01 signed by the Company. This AWC included a censure, fine of $12,500 and undertaking to revise the Firm's written supervisory procedures relative to FINRA Rule 5131, regarding routing of IPO market orders. The Company has; paid the fine, revised its procedures and, modified its order management infrastructure to reject such orders.

In May 2017, FINRA Market Regulation/Options initiated requests for information regarding the Company's options routing through a specific executing broker. These requests focused on the options trading by six introduced customers for potentially not being designated as Professional Customers under certain rules of the Options Exchanges. The Company conducted an internal review and then prepared a written review of the six customer accounts that was submitted to FINRA.

In June, 2017, FINRA Market Regulation issued Cautionary Action Letter #2017-180 to the Company concerning a number of OATS issues during the period March 2015 through September 2016. The Company submitted file corrections and updated its OATS supervision procedures.

In October 2017, FINRA commenced its annual sales practice examination focusing on the Company's agency and net trading activity. The examination is ongoing and continued through the end of the year.

In November 2017, the Company received a review letter from FINRA Market Regulation concerning a number trade-through orders in the prior quarter. The Company determined the issue to be caused by a quote feed configuration, corrected the problem and responded to FINRA accordingly.

In March 2016, FINRA San Francisco District Office sent an Examination Report for its 2015 FINRA sales practice, financial and operations examination that noted five exceptions. The Company submitted a response letter on May 9, 2016 and subsequently received an Examination Disposition Letter on May 27, 2016 that stated all five exceptions were referred to FINRA Enforcement Department for review and disposition. To date, the Company has not received any follow-up communications from Enforcement.

In August 2016, the NFA began a new routine examination of the Company. The NFA issued an Examination Report of March 9, 2017 describing four minor deficiencies. The Company submitted a response letter on March 23, 2017 and the examination subsequently was closed without further actions by the NFA.

In September 2016, FINRA initiated its annual sales practice and BATS exchange membership examination of the Company. The examination was focused on trading surveillance and controls. FINRA issued its Examination Report letter on November 27, 2017 with no significant findings or exceptions. The Company submitted a response letter at the end of January 2018 to complete the examination.

The Company continues to claim exemption from SEC Rule 15c3-3(k)(2)(ii) and believes that its current policies and procedures comply with the provisions of the rule.

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to MLPro and WSI. The Company earned commission and interest revenue of $45,749 from these accounts during 2017. These are included in commissions and interest from customer accounts on the accompanying statement of operations.

Three Individuals who have member interests in the Parent also provided consulting services and were paid collectively $396,553 by the Company in 2017. The Company also paid to the Parent $25,500 for services provided by SBH's Chairman.

Five individuals who have member interest in the Parent Company provided loans of $40,000 each to the Company totaling $200,000 in 2016. The loans are dated December 20, 2016 with an annual interest rate of ten percent (10%) with an original due date of June 30, 2017, that was extended for six months until December 31, 2017 and has been further extended until December 21, 2018. In 2018 $15,573 of interest on these notes was paid to holders of the loans in 2017 and as of December 31, 2017 $5,041 has been accrued for payment.